INVESTMENT SUB-ADVISORY AGREEMENT

AGREEMENT made as of this 14th day of July, 2006 by and among Old Mutual Capital, Inc. (the "Advisor"), Ibbotson Associates Advisors, LLC (the "Sub-Advisor"), and Old Mutual Advisor Funds, a Delaware statutory trust (the "Trust").

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, pursuant to the Investment Advisory Agreement dated September 7, 2004, as amended, between the Advisor and the Trust, the Advisor acts as investment advisor for the Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Alocation Moderate Growth Portfolio, and the Old Mutual Asset Allocation Growth Portfolio (each a “Portfolio”, and collectively, the "Asset Allocation Portfolios"); and

WHEREAS, the Advisor and the Trust each desire to retain the Sub-Advisor to provide investment advisory services to the Trust in connection with the management of all or a portion of the assets of each Portfolio, and the Sub-Advisor is willing to render such investment advisory services.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.            (a) Subject to supervision and oversight by the Advisor and the Trust's Board of Trustees, the Sub-Advisor shall recommend a continuous investment allocation program for the Asset Allocation Portfolios in accordance with each Portfolio's investment objectives, policies and restrictions as stated in such Portfolio's Prospectus(es) and Statement of Additional Information (such Prospectus(es) and Statement of Additional Information as currently in effect and as amended or supplemented from time to time, being herein called the "Prospectus"), and subject to the following understandings:

(i)    The Sub-Advisor shall provide supervision of each of the Portfolio’s investments and shall recommend, from time to time, the allocation of the assets of a Portfolio by specific investment style mandate (referred to herein as a “Portfolio Account”).

(ii)    In the performance of its duties and obligations under this Agreement, the Sub-Advisor shall act in conformity with the Trust’s Prospectus and with the instructions and directions of the Advisor and of the Board of Trustees and will conform and comply with the requirements of the 1940 Act, the Internal Revenue Code of 1986, as amended, and all other applicable federal and state laws and regulations, as each is amended from time to time.

(iii) The Sub-Advisor at its expense will make available to the Trustees of the Asset Allocation Portfolios and the Advisor at reasonable times its portfolio managers and other appropriate personnel, either in person or, at the mutual convenience of the Advisor and the Sub-Advisor, by telephone, in order to review the investment policies, performance and other investment related information regarding a Portfolio Account and to consult with the Trustees of the Asset Allocation Portfolios and Advisor regarding each Portfolio’s investment affairs, including economic, statistical and investment matters related to the Sub-Advisor’s duties hereunder, and will provide periodic reports to the Advisor relating to the investment strategies it employs. The Sub-Advisor and its personnel shall also cooperate fully with counsel and auditors for, and the Chief Compliance Officers of, the Advisor and the Trust.

(iv) The Sub-Advisor at its expense will provide the Advisor and/or the Trust’s Chief Compliance Officer with such compliance reports relating to its duties under this Agreement as may be requested from time to time. Notwithstanding the foregoing, the Sub-Advisor will promptly report to the Advisor any material violations of the federal securities laws (as defined in Rule 38a-1 of the 1940 Act) that it is or should be aware of or of any material violation of the Sub-Advisor’s compliance policies and procedures that pertain to the Asset Allocation Portfolios, as well as any change in portfolio manager(s) of the Asset Allocation Portfolios.

(v) The Sub-Advisor represents and warrants that it has adopted a code of ethics meeting the requirements of Rule 17j-1 under the 1940 Act and the requirements of Rule 204A-1 under the Investment Advisers Act of 1940 and has provided the Advisor and the Trustees a copy of such code of ethics, together with evidence of its adoption, and will promptly provide copies of any changes thereto, together with evidence of their adoption. Upon request of the Advisor, but in any event no less frequently than annually, the Sub-Advisor will supply the Advisor a written report that (A) describes any issues arising under the code of ethics or procedures since the Sub-Advisor’s last report, including but not limited to material violations of the code of ethics or procedures and sanctions imposed in response to the material violations; and (B) certifies that the procedures contained in the Sub-Advisor’s code of ethics are reasonably designed to prevent “access persons” from violating the code of ethics.

(vi) The Sub-Advisor will review draft reports to shareholders and other documents provided or available to it and provide comments on a timely basis. In addition, the Sub-Advisor and each officer and portfolio manager thereof designated by the Advisor will provide on a timely basis such certifications or sub-certifications as the Advisor may reasonably request in order to support and facilitate certifications required to be provided by the Trust’s Principal Executive Officer and Principal Accounting Officer.

(vii)   The Sub-Advisor shall maintain all books and records with respect to each Portfolio's portfolio transactions required by subparagraphs (b)(10) and (11) and paragraph (f) of Rule 31a-1 under the 1940 Act and shall render to the Trust's Board of Trustees such periodic and special reports as the Trust’s Board of Trustees may reasonably request.

(viii)  (A) The investment management services provided by the Sub-Advisor under this Agreement are not to be deemed exclusive and the Sub-Advisor shall be free to render similar services to others, as long as such services do not impair the services rendered to the Advisor or the Trust.

(B)     Services to be furnished by the Sub-Advisor under this Agreement may be furnished through the medium of any of the Sub-Advisor's officers or employees.

(C)   The Sub-Advisor shall keep each Portfolio's books and records required to be maintained by the Sub-Advisor pursuant to paragraph 1(a) of this Agreement and shall timely furnish to the Advisor all information relating to the Sub-Advisor's services under this Agreement needed by the Advisor to keep the other books and records of the Portfolio required by Rule 31a-1 under the 1940 Act. The Sub-Advisor agrees that all records that it maintains on behalf of the Portfolio are property of the Portfolio and the Sub-Advisor will surrender promptly to the Portfolio any of such records upon the Portfolio's request; provided, however, that the Sub-Advisor may retain a copy of such records. The Sub-Advisor further agrees to preserve for the periods prescribed by Rule 31a-2 under the 1940 Act any such records as are required to be maintained by it pursuant to paragraph 1(a) of this Agreement.

2.            The Advisor shall continue to have responsibility for all services to be provided to each Portfolio pursuant to the Advisory Agreement and shall oversee and review the Sub-Advisor's performance of its duties under this Agreement.

3.            The Advisor has delivered to the Sub-Advisor copies of each of the following documents and will deliver to it all future amendments and supplements, if any:

(a)    Certified resolutions of the Trust's Board of Trustees authorizing the appointment of the Sub-Advisor and approving the form of this Agreement;

(b)    Registration Statement under the 1940 Act and the Securities Act of 1933, as amended on Form N-1A (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") relating to each Portfolio and shares of the Portfolio’s beneficial shares, and all amendments thereto; and

(c)	Prospectus(es) of each Portfolio.

4.            For the services to be provided by the Sub-Advisor pursuant to this Agreement for each Portfolio, the Advisor will pay to the Sub-Advisor as full compensation therefore a fee at an annual rate of the Portfolio’s average daily net assets, as set forth in Schedule A. The fee will be paid to the Sub-Advisor from the Advisor's advisory fee from each Portfolio. This fee will be computed daily and paid to the Sub-Advisor monthly.

5.            The Sub-Advisor shall not be liable for any error of judgment or for any loss suffered by the Asset Allocation Portfolios or the Advisor in connection with performance of its obligations under this Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act), or a loss resulting from willful misfeasance, bad faith or gross negligence on the Sub-Advisor's part in the performance of its duties or from reckless disregard of its obligations and duties under this

Agreement, except as may otherwise be provided under provisions of applicable state law which cannot be waived or modified hereby.

6.            This Agreement shall continue in effect for a period of more than two years from the date hereof only so long as continuance is specifically approved at least annually in conformance with the 1940 Act provided, however, that this Agreement may be terminated (a) by the Portfolio at any time, without the payment of any penalty, by the vote of a majority of Trustees of the Trust or by the vote of a majority of the outstanding voting securities of the Portfolio, (b) by the Advisor at any time, without the payment of any penalty, on not more than 60 days' nor less than 30 days' written notice to the other parties, or (c) by the Sub-Advisor at any time, without the payment of any penalty, on 90 days' written notice to the other parties. This Agreement shall terminate automatically and immediately in the event of its assignment. As used in this Section 6, the terms "assignment" and "vote of a majority of the outstanding voting securities" shall have the respective meanings set forth in the 1940 Act and the rules and regulations thereunder, subject to such exceptions as may be granted by the Commission under the 1940 Act.

7.            Nothing in this Agreement shall limit or restrict the right of any of the Sub-Advisor’s partners, officers, or employees to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any business, whether of a similar or dissimilar nature, nor limit or restrict the Sub-Advisor's right to engage in any other business or to render services of any kind to any other corporation, firm, individual or association.

8.            During the term of this Agreement, the Advisor agrees to furnish the Sub-Advisor at its principal office all prospectuses, proxy statements, reports to shareholders, sales literature or other materials prepared for distribution to shareholders of each Portfolio, the Trust or the public that refers to the Sub-Advisor or its clients in any way prior to use thereof and not to use material if the Sub-Advisor reasonably objects in writing within five business days (or such other period as may be mutually agreed upon) after receipt thereof. The Sub-Advisor's right to object to such materials is limited to the portions of such materials that expressly relate to the Sub-Advisor, its services and its clients. The Advisor agrees to use its reasonable best efforts to ensure that materials prepared by its employees or agents or its affiliates that refer to the Sub-Advisor or its clients in any way are consistent with those materials previously approved by the Sub-Advisor as referenced in the first sentence of this paragraph. Sales literature may be furnished to the Sub-Advisor by first-class mail, electronic mail or overnight delivery service, facsimile transmission equipment or hand delivery.

9.            No Trustee or Shareholder of the Trust shall be personally liable for any debts, liabilities, obligations or expenses incurred by, or contracted for under this Agreement.

10.          No provisions of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, and no amendment of this Agreement shall be effective until approved by the vote of the majority of the outstanding voting securities of each Portfolio.

11.         This Agreement shall be governed by the laws of the state of Delaware; provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

12.         This Agreement embodies the entire agreement and understanding among the parties hereto, and supersedes all prior agreements and understandings relating to this Agreement's subject matter. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; all such counterparts shall, together, constitute only one instrument.

13.          Should any part of this Agreement be held invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

14.          Any notice, advice or report to be given pursuant to this Agreement shall be delivered or mailed:

To the Advisor at:

Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, CO 80237
Attention: General Counsel

To the Sub-Advisor at:

____________________________
____________________________
____________________________
____________________________

To the Trust or the Asset Allocation Portfolios at:

Old Mutual Advisor Funds
4643 South Ulster Street, Suite 600
Denver, CO 80237
Attention: President

15.          Where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is altered by a rule, regulation or order of the Commission, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first written above.

OLD MUTUAL CAPITAL, INC.	OLD MUTUAL ADVISOR FUNDS

By: /s/ David J. Bullock	By: /s/ Mark E. Black

Name: David J. Bullock	Name: Mark E. Black
Title: Chief Executive Officer	Title: Chief Financial Officer

IBBOTSON ASSOCIATES ADVISORS, LLC

By: /s/ Scott Wentsel

Name: Scott Wentsel

Title: Vice President

SCHEDULE A

Old Mutual Advisor Funds

Compensation pursuant to Paragraph 4 of this Agreement shall be calculated in accordance with the following schedule:

Name of Portfolio	Average Daily Net Assets	Annual Fee Rate

Old Mutual Asset Allocation Conservative Portfolio	$0 to $250 Million $250 Million to $500 Million $500 Million to $750 Million $750 Million to $1 Billion $1 Billion to $2 Billion Over $2 Billion	0.08% 0.07% 0.06% 0.05% 0.04% 0.03%

Old Mutual Asset Allocation Moderate Growth Portfolio	$0 to $250 Million $250 Million to $500 Million $500 Million to $750 Million $750 Million to $1 Billion $1 Billion to $2 Billion Over $2 Billion	0.08% 0.07% 0.06% 0.05% 0.04% 0.03%

Old Mutual Asset Allocation Growth Portfolio	$0 to $250 Million $250 Million to $500 Million $500 Million to $750 Million $750 Million to $1 Billion $1 Billion to $2 Billion Over $2 Billion	0.08% 0.07% 0.06% 0.05% 0.04% 0.03%

Old Mutual Asset Allocation Balanced Portfolio	$0 to $250 Million $250 Million to $500 Million $500 Million to $750 Million $750 Million to $1 Billion $1 Billion to $2 Billion Over $2 Billion	0.08% 0.07% 0.06% 0.05% 0.04% 0.03%

On an ongoing basis, there will be a minimum annual fee of $200,000.